EXHIBIT 21 - SUBSIDIARIES OF THE REGISTRANT

Subsidiaries – Direct/Wholly-owned	State of Incorporation
Appalachian Capital Trust I	Delaware

Appalachian Community Bank Also doing business under the registered trade name “Gilmer County Bank”	Georgia

Appalachian Community Bank, FSB	United States (thrift charter)

Appalachian Real Estate Holdings, Inc.	Georgia

Subsidiaries – Indirect/wholly-owned by Appalachian Community Bank
Appalachian Information Management, Inc.	Georgia